EXHIBIT 4.3
DESCRIPTION OF THE CHILDREN’S PLACE, INC. CAPITAL STOCK

The following description of The Children’s Place, Inc.’s (“Company”) capital stock is a summary that is not complete and is qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Incorporation and the Company’s Sixth Amended and Restated Bylaws, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part.
Authorized Capital Shares
Our authorized capital shares consist of (i) 100,000,000 shares of common stock of the par value of $0.10 per share (“Common Stock”) and (ii) 1,000,000 shares of preferred stock of the par value of $1.00 per share (“Preferred Stock”).
Voting Rights
Each holder of Common Stock shall at every meeting of stockholders of the Company be entitled to one vote in person or by proxy on each matter submitted to a vote of stockholders for each share of Common Stock held by such holder as of the record date for such meeting.
Dividend Rights
Subject to the rights, if any, of the holders of the Preferred Stock, the holders of the Common Stock shall be entitled to all dividends declared and paid by the Company, if any, as may be declared from time to time by the Board of Directors in its discretion.
Liquidation Rights
Subject to the rights, if any, of the holders of the Preferred Stock, the holders of the Common Stock shall be entitled to all assets of the Company available for distribution to stockholders in the event of any liquidation, dissolution or winding up the Company.
Other Rights and Preferences
Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.
Listing
The Common Stock is traded on the Nasdaq Global Select Market under the trading symbol “PLCE.”